UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15096

Merck Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .

News Release

April 27, 2007

Merck Serono Announces Presentation of Phase III Clinical Data on Safinamide in Parkinson’s Disease at the American Academy of Neurology 59thAnnual Meeting

Geneva, Switzerland, April 27, 2007 — Merck Serono S.A. (virt-x: SEO) and its partner Newron Pharmaceuticals S.p.A. (SWX: NWRN) announced today that Professor Fabrizio Stocchi, MD, PhD, will present the results of the first Phase III trial of safinamide as an adjunctive treatment to dopamine agonists (DA) in early Parkinson’s disease (PD) patients at the American Academy of Neurology 59th Annual Meeting to be held in Boston from 28 April to 5 May 2007.

The abstract entitled “Safinamide, a New Anti-Parkinson Agent is Effective and Well-Tolerated in Early PD Patients on a Stable Dose of a Single DA-Agonist: Results of a Randomized, International, Placebo-Controlled, Phase III Trial” was accepted for an oral presentation that is scheduled for Tuesday, May 1, 2007 at 3.45pm at Session S20: Movement Disorders: Essential Tremor and Medications for Parkinson’s Disease, at the Hynes Convention Center in Boston, MA, U.S.A.

Fabrizio Stocchi is a Professor of Neurology and Honorary Consultant at the IRCCS San Raffaele Rome, University “La Sapienza”. He is Director of the Movement Disorders Centre and the Clinical Trial Center of the same institute.

In October 2006, Merck Serono and Newron signed a global development and commercialization agreement under which Newron has granted Merck Serono exclusive worldwide rights to develop, manufacture and commercialise safinamide in

Merck Serono

9 Chemin des Mines	Corporate Media Relations	Corporate Investor Relations
1202 Geneva	Tel:+41 22 414 36 00	Tel:+41 22 414 36 01
Switzerland	Media Relations, USA	Investor Relations, USA
www.merckserono.net	Tel :+1 781 681 23 40	Tel:+1 781 681 25 52

News Release

Parkinson’s disease, Alzheimer’s disease, other cognitive disorders and Restless Leg Syndrome.

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Forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Merck Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Merck Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Merck Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation. Merck Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Newron Pharmaceuticals

Newron Pharmaceuticals S.p.A. (www.newron.com) is a biopharmaceutical company focused on novel therapies for diseases of the Central Nervous System and pain. Newron is undertaking phase III trials with safinamide, a unique molecule with multiple mechanisms of action, for the treatment of PD in conjunction with its partner, Merck Serono S.A., which has the rights to develop the compound in PD, Alzheimer´s disease, other cognitive disorders and Restless Legs Syndrome. Recent results of a six-month phase III trial of safinamide in PD demonstrated its benefit in motor symptoms and activities of daily living, as well as its improvement in cognitive function, and good tolerability. Newron and Merck Serono are planning to expand the development of safinamide to exploit its potential in Alzheimer´s disease. Phase II trials with safinamide in Restless Legs Syndrome have shown promising results. Newron is also conducting phase II trials with ralfinamide for the treatment of neuropathic pain. The drug has potential benefit in inflammatory pain, as well. Newron´s clinical pipeline is supported by a portfolio of early-stage proprietary compounds generated by its ion channel drug discovery platform. Newron is headquartered in Bresso, near Milan, Italy. The company is listed at SWX Swiss Exchange, trading symbol NWRN.

About Merck Serono S.A.

Merck Serono S.A. is a global biotechnology leader, with sales in over 90 countries. The Company is the world leader in reproductive health, with Gonal-f®, Luveris® and Ovidrel®/Ovitrelle®. It has strong market positions in neurology, with Rebif®, as well as in metabolism and growth, with Saizen®, Serostim® and Zorbtive™. The Company has recently entered the psoriasis area with Raptiva®. Merck Serono’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

Bearer shares of Merck Serono S.A., the holding company, are traded on the virt-x (SEO).

About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 6.3 billion in 2006, a history that began in 1668, and a future shaped by 35,091 employees in 62 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCK SERONO S.A.,
a Swiss corporation
(Registrant)

Date:	April 27, 2007	By:	/s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer